Exhibit 99.1

August 15, 2024

Globant Reports 2024 Second Quarter Financial Results

Growth Outlook Remains Strong, Executing on Profitability

●	Second quarter revenues of $587.5 million, up 18.1% year-over-year
●	IFRS Diluted EPS of $0.87 for the second quarter
●	Non-IFRS Adjusted Diluted EPS of $1.51 for the second quarter

LUXEMBOURG / August 15, 2024 - Globant (NYSE: GLOB), a digitally native company focused on reinventing businesses through innovative technology solutions, today announced results for the three and six months ended June 30, 2024.

Please see highlights below. Note that reconciliations between IFRS and Non-IFRS financial measures are disclosed at the end of this press release.

Second Quarter 2024 Financial Highlights

●	Revenues rose to $587.5 million, representing 18.1% year-over-year growth.
●	IFRS Gross Profit Margin was 35.7% compared to 36.3% in the second quarter of 2023.
●	Non-IFRS Adjusted Gross Profit Margin was 38.1% compared to 38.3% in the second quarter of 2023.
●	IFRS Profit from Operations Margin was 9.2% compared to 9.4% in the second quarter of 2023.
●	Non-IFRS Adjusted Profit from Operations Margin was 15.1% compared to 15.0% in the second quarter of 2023.
●	IFRS Diluted EPS was $0.87 compared to $0.85 in the second quarter of 2023.
●	Non-IFRS Adjusted Diluted EPS was $1.51 compared to $1.36 in the second quarter of 2023.

Six months ended June 30, 2024 Financial Highlights

●	Revenues rose to $1,158.5 million, representing 19.4% year-over-year growth.
●	IFRS Gross Profit Margin was 35.5% compared to 36.0% in the first six months of 2023.
●	Non-IFRS Adjusted Gross Profit Margin was 38.0% compared to 38.2% in the first six months of 2023.
●	IFRS Profit from Operations Margin was 8.8% compared to 9.4% in the first six months of 2023.
●	Non-IFRS Adjusted Profit from Operations Margin was 15.0% compared to 15.0% in the first six months of 2023.
●	IFRS Diluted EPS was $1.89 compared to $1.70 in the first six months of 2023.
●	Non-IFRS Adjusted Diluted EPS was $3.04 compared to $2.64 in the first six months of 2023.

Other Metrics as of and for the quarter ended June 30, 2024

●	Cash and cash equivalents and Short-term investments were $180.4 million as of June 30, 2024, a decrease of $142.9 million from $323.3 million as of December 31, 2023, driven mainly by payments of bonuses, investments in our platform business, partial repayment of our credit facility and a number of M&A earnout payments. As of June 30, 2024, we had a total amount of $125 million drawn from our credit facility.
●	Globant completed the second quarter of 2024 with 29,112 Globers, 27,133 of whom were technology, design and innovation professionals.
●	The geographic revenue breakdown for the second quarter of 2024 was as follows: 56.3% from North America (top country: US), 23.0% from Latin America (top country: Argentina), 16.9% from Europe (top country: Spain) and 3.8% from New Markets[1] (top country: Saudi Arabia).
●	Globant’s top customer, top five customers and top ten customers for the second quarter of 2024 represented 8.3%, 21.0% and 30.3% of revenues, respectively.
●	During the twelve months ended June 30, 2024, Globant served a total of 958 customers (with revenues over $100,000 in the last twelve months) and continued to increase its wallet share, with 329 accounts generating more than $1 million of annual revenues, compared to 283 for the same period one year ago.
●	In terms of currencies, 67.1% of Globant’s revenues for the second quarter of 2024 were denominated in US dollars.

“As we celebrate our tenth anniversary as a public company, Globant remains steadfast in its commitment to long-term growth and industry leadership. Our recent quarterly results demonstrate robust revenue growth and strong performance across all regions and verticals, particularly in media, sports, and entertainment. Our AI-related revenues have significantly grown by nearly 130% in the first half of 2024, underscoring our pivotal role in the ongoing AI revolution. With the unveiling of our AI agents, which enhance the software development life cycle, and the introduction of the Globant GUT Network at the Cannes Lions International Festival of Creativity, we are poised to meet the growing demands for AI-based solutions across the global economy. Our entrepreneurial and innovative mindset continues to drive us forward, fostering lasting client relationships and delivering exceptional shareholder returns,” said Martín Migoya, Globant’s CEO and co-founder. “As we look ahead, we are optimistic about our record-high pipeline and the transformative potential of generative AI to shape the future of our industry.”

“We are very proud of the results today, which reflect our strong execution. This quarter, we achieved revenues of $587.5 million, up 18.1% year-over-year, driven by a broad-based performance. Our ability to maintain high profitability, despite the challenging economic environment, is a reflection of our operational efficiency. As we look ahead, we are maintaining a strong growth outlook for the remainder of the year. This is supported by our continued expansion across different regions and our investments in broadening our service offering. Additionally, the increase in AI-related revenues is translating into tangible revenue growth for Globant. We remain encouraged by the opportunities ahead for the company, and are committed to delivering industry leading growth and profitability,” explained Juan Urthiague, Globant’s CFO.

2024 Third Quarter and Full Year Outlook

Based on current market conditions, Globant is providing the following estimates for the third quarter and the full year of 2024:

●	Third quarter 2024 Revenues are estimated to be in the range of $611.0 million to $617.0 million, or 12.1% to 13.2% year-over-year growth.
●	Third quarter 2024 Non-IFRS Adjusted Profit from Operations Margin is estimated to be in the range of 15.0% to 16.0%.
●	Third quarter 2024 Non-IFRS Adjusted Diluted EPS is estimated to be in the range of $1.60 to $1.64 (assuming an average of 44.4 million diluted shares outstanding during the third quarter).
●	Fiscal year 2024 Revenues are estimated to be in the range of $2,407.0 million to $2,421.0 million, implying a 14.8% to 15.5% year-over-year revenue growth.
●	Fiscal year 2024 Non-IFRS Adjusted Profit from Operations Margin is estimated to be in the range of 15.0% to 15.5%.
●	Fiscal year 2024 Non-IFRS Adjusted Diluted EPS is estimated to be in the range of $6.30 to $6.50 (assuming an average of 44.3 million diluted shares outstanding during 2024).

1 Represents Asia, Oceania and the Middle East.

Conference Call and Webcast

Martin Migoya, Globant’s CEO and co-founder, Juan Urthiague, Globant’s CFO, Patricia Pomies, Globant’s COO, and Diego Tártara, Globant’s CTO, will discuss the second quarter 2024 results in a video conference call today beginning at 4:30pm ET.

Video conference call access information is:

https://more.globant.com/F2Q24EarningsCall

Webcast http://investors.globant.com/

About Globant (NYSE:GLOB)

At Globant, we create the digitally-native products that people love. We bridge the gap between businesses and consumers through technology and creativity, leveraging our expertise in AI. We dare to digitally transform organizations and strive to delight their customers.

We have more than 29,100 employees and we are present in more than 30 countries across 5 continents working for companies like Google, Electronic Arts and Santander, among others.

We were named a Worldwide Leader in CX Improvement by IDC MarketScape report. We were also featured as a business case study at Harvard, MIT and Stanford. We are a member of the Cybersecurity Tech Accord.

For more information, please visit www.globant.com

Non-IFRS Financial Measures

While the financial figures included in this press release have been computed in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), applicable to interim periods, this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting” nor a financial statement as defined by International Accounting Standards 1 “Presentation of Financial Statements”. The financial information in this press release has not been audited.

Globant provides non-IFRS financial measures in addition to reported IFRS results prepared in accordance with IFRS. Management believes these measures help illustrate underlying trends in the company’s business and uses the non-IFRS financial measures to establish budgets and operational goals, communicated internally and externally, for managing the company’s business and evaluating its performance. The company anticipates that it will continue to report both IFRS and certain non-IFRS financial measures in its financial results, including non-IFRS measures that exclude share-based compensation expense, depreciation and amortization, acquisition-related charges, and the related effect on income taxes of the pre-tax adjustments. Because the company’s non-IFRS financial measures are not calculated according to IFRS, these measures are not comparable to IFRS and may not necessarily be comparable to similarly described non-IFRS measures reported by other companies within the company’s industry. Consequently, Globant’s non-IFRS financial measures should not be evaluated in isolation or supplant comparable IFRS measures, but, rather, should be considered together with its condensed interim consolidated statements of financial position as of June 30, 2024 and December 31, 2023 and its condensed interim consolidated statements of comprehensive income for the three and six months ended June 30, 2024 and 2023, prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”.

Globant is not providing a quantitative reconciliation of forward-looking Non-IFRS Adjusted Profit from Operations Margin or Non-IFRS Adjusted Diluted EPS to the most directly comparable IFRS measure because it is unable to predict with reasonable certainty the ultimate outcome of certain significant items without unreasonable effort. These items include, but are not limited to, share-based compensation expense, acquisition-related charges, and the tax effect of non-IFRS adjustments. These items are uncertain, depend on various factors, and could have a material impact on IFRS reported results for the guidance period.

Forward Looking Statements

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding our future financial and operating performance, including our outlook and guidance, and our strategies, priorities and business plans. Our expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Factors that could impact our actual results include: our ability to maintain current resource utilization rates and productivity levels; our ability to manage attrition and attract and retain highly-skilled IT professionals; our ability to accurately price our client contracts; our ability to achieve our anticipated growth; our ability to effectively manage our rapid growth; our ability to retain our senior management team and other key employees; our ability to continue to innovate and remain at the forefront of emerging technologies and related market trends; our ability to retain our business relationships and client contracts; our ability to manage the impact of global adverse economic conditions; our ability to manage uncertainty concerning the instability in the current economic, political and social environment in Latin America; and other factors discussed under the heading “Risk Factors” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission and any other risk factors we include in subsequent reports on Form 6-K.

Because of these uncertainties, you should not make any investment decisions based on our estimates and forward-looking statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Globant S.A.

Condensed Interim Consolidated Statements of Comprehensive Income

(In thousands of U.S. dollars, except per share amounts, unaudited)

	Six Months Ended		Three Months Ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Revenues	1,158,539	969,952	587,461	497,531
Cost of revenues	(746,769)	(620,814)	(377,912)	(316,690)
Gross profit	411,770	349,138	209,549	180,841

Selling, general and administrative expenses	(306,699)	(247,533)	(154,585)	(128,176)
Net impairment losses on financial assets	(5,327)	(11,358)	(3,162)	(6,641)
Other operating income and expenses, net	1,961	614	1,961	614
Profit from operations	101,705	90,861	53,763	46,638

Finance income	2,527	2,176	1,402	941
Finance expense	(13,502)	(9,402)	(6,233)	(5,230)
Other financial results, net	5,606	8,429	532	4,667
Financial results, net	(5,369)	1,203	(4,299)	378

Share of results of investment in associates	56	15	70	(41)

Other income and expenses, net	10,606	1,301	595	(186)
Profit before income tax	106,998	93,380	50,129	46,789

Income tax	(23,044)	(20,089)	(10,104)	(9,883)
Net income for the period	83,954	73,291	40,025	36,906
Other comprehensive income, net of income tax effects
Items that may be reclassified subsequently to profit and loss:
- Exchange differences on translating foreign operations	(43,013)	1,252	(24,405)	(1,489)
- Net change in fair value on financial assets measured at FVOCI	1,019	(2,331)	894	(2,356)
- Gains and losses on cash flow hedges	(13,133)	3,879	(4,378)	(327)
Total comprehensive income for the period	28,827	76,091	12,136	32,734

Net income attributable to:
Owners of the Company	83,718	73,412	38,658	36,993
Non-controlling interest	236	(121)	1,367	(87)
Net income for the period	83,954	73,291	40,025	36,906

Total comprehensive income for the period attributable to:
Owners of the Company	30,598	75,027	11,589	32,898
Non-controlling interest	(1,771)	1,064	547	(164)
Total comprehensive income for the period	28,827	76,091	12,136	32,734

Earnings per share
Basic	1.94	1.73	0.89	0.87
Diluted	1.89	1.70	0.87	0.85
Weighted average of outstanding shares (in thousands)
Basic	43,172	42,362	43,244	42,426
Diluted	44,220	43,309	44,292	43,373

Globant S.A.

Condensed Interim Consolidated Statements of Financial Position as of June 30, 2024 and December 31, 2023

(In thousands of U.S. dollars, unaudited)

	June 30, 2024	December 31, 2023
ASSETS
Current assets
Cash and cash equivalents	157,629	307,223
Investments	22,736	16,070
Trade receivables	578,819	499,283
Other assets	25,312	31,753
Other receivables	64,745	54,786
Other financial assets	4,338	15,418
Total current assets	853,579	924,533

Non-current assets
Investments	2,115	1,833
Other assets	4,973	4,088
Other receivables	26,243	26,475
Deferred tax assets	59,763	60,777
Investment in associates	1,482	1,426
Other financial assets	37,008	34,864
Property and equipment	151,873	162,736
Intangible assets	284,518	285,661
Right-of-use assets	120,676	119,400
Goodwill	1,076,761	1,105,073
Total non-current assets	1,765,412	1,802,333
TOTAL ASSETS	2,618,991	2,726,866

LIABILITIES
Current liabilities
Trade payables	101,251	124,545
Payroll and social security taxes payable	191,950	221,843
Borrowings	125,605	156,916
Other financial liabilities	67,659	68,750
Lease liabilities	31,809	47,852
Tax liabilities	25,797	33,229
Income tax payable	5,565	11,287
Other liabilities	1,611	896
Total current liabilities	551,247	665,318

Non-current liabilities
Trade payables	3,173	2,981
Borrowings	1,777	2,191
Other financial liabilities	91,070	135,238
Lease liabilities	84,205	70,884
Deferred tax liabilities	19,861	21,098
Income tax payable	4,372	—
Payroll and social security taxes payable	3,470	5,139
Provisions for contingencies	20,718	28,336
Total non-current liabilities	228,646	265,867
TOTAL LIABILITIES	779,893	931,185

Capital and reserves
Issued capital	52,039	51,705
Additional paid-in capital	1,041,459	1,022,918
Other reserves	(95,168)	(42,048)
Retained earnings	780,807	697,089
Total equity attributable to owners of the Company	1,779,137	1,729,664
Non-controlling interests	59,961	66,017
Total equity	1,839,098	1,795,681
TOTAL EQUITY AND LIABILITIES	2,618,991	2,726,866

Globant S.A.

Selected Cash Flow Data

(In thousands of U.S. dollars, unaudited)

	Three Months Ended
	June 30, 2024	June 30, 2023
Net Income for the period	40,025	36,906
Non-cash adjustments, taxes and others	41,788	61,928
Changes in working capital	(71,646)	(62,444)
Cash flows from operating activities	10,167	36,390
Capital expenditures	(38,155)	(27,822)
Cash flows from investing activities	(60,656)	(35,510)
Cash flows from financing activities	(17,514)	(13,256)
Net decrease in cash & cash equivalents	(68,003)	(12,376)

Globant S.A.

Supplemental Non-IFRS Financial Information

(In thousands of U.S. dollars, unaudited)

	Six Months Ended		Three Months Ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Reconciliation of adjusted gross profit
Gross profit	411,770	349,138	209,549	180,841
Depreciation and amortization expense	15,958	13,033	8,525	6,601
Share-based compensation expense - Equity settled	12,901	8,778	5,759	3,188
Adjusted gross profit	440,629	370,949	223,833	190,630
Adjusted gross profit margin	38.0%	38.2%	38.1%	38.3%

Reconciliation of selling, general and administrative expenses
Selling, general and administrative expenses	(306,699)	(247,533)	(154,585)	(128,176)
Depreciation and amortization expense	50,507	40,489	25,442	20,710
Share-based compensation expense - Equity settled	26,714	24,995	14,399	13,865
Acquisition-related charges (a)	15,584	9,118	5,986	4,570
Adjusted selling, general and administrative expenses	(213,894)	(172,931)	(108,758)	(89,031)
Adjusted selling, general and administrative expenses as % of revenues	(18.5)%	(17.8)%	(18.5)%	(17.9)%

Reconciliation of adjusted profit from operations
Profit from operations	101,705	90,861	53,763	46,638
Share-based compensation expense - Equity settled	39,615	33,773	20,158	17,053
Acquisition-related charges (a)	32,880	21,142	14,736	10,727
Adjusted profit from operations	174,200	145,776	88,657	74,418
Adjusted profit from operations margin	15.0%	15.0%	15.1%	15.0%

Reconciliation of net income for the period
Net income for the period	83,718	73,412	38,658	36,993
Share-based compensation expense - Equity settled	39,425	33,749	20,077	17,029
Acquisition-related charges (a)	26,380	20,761	16,440	10,889
Tax effect of non-IFRS adjustments	(15,117)	(13,660)	(8,313)	(6,053)
Adjusted net income	134,406	114,262	66,862	58,858
Adjusted net income margin	11.6%	11.8%	11.4%	11.8%

Calculation of adjusted diluted EPS
Adjusted net income	134,406	114,262	66,862	58,858
Diluted shares	44,220	43,309	44,292	43,373
Adjusted diluted EPS	3.04	2.64	1.51	1.36

(a)	Acquisition-related charges include, when applicable, amortization of purchased intangible assets included in depreciation and amortization expense line on our consolidated statements of comprehensive income, interest charges on acquisition-related indebtedness, external deal costs, acquisition-related retention bonuses, integration costs, changes in the fair value of contingent consideration liabilities, and other acquisition-related costs. We cannot provide acquisition-related charges on a forward-looking basis without unreasonable effort as such charges may fluctuate based on the timing, size, and complexity of future acquisitions as well as other uncertainty inherent in mergers and acquisitions.

Globant S.A.

Schedule of Supplemental Information (unaudited)

Metrics	Q2 2023	Q3 2023	Q4 2023	Q1 2024	Q2 2024
Total Employees	25,947	27,505	29,150	28,991	29,112
IT Professionals	24,163	25,575	27,116	26,933	27,133

North America Revenues %	60.6	58.9	57.4	56.0	56.3
Latin America Revenues %	22.0	21.6	22.9	22.9	23.0
Europe Revenues %	13.8	15.9	15.8	17.2	16.9
New Markets Revenues %	3.6	3.6	3.9	3.9	3.8

USD Revenues %	73.9	72.5	68.6	68.4	67.1
Other Currencies Revenues %	26.1	27.5	31.4	31.6	32.9

Top Customer %	8.8	8.7	8.2	8.3	8.3
Top 5 Customers %	23.7	22.5	21.4	21.8	21.0
Top 10 Customers %	33.3	32.2	30.8	30.1	30.3

Customers Served (Last Twelve Months)*	835	889	930	955	958
Customers with >$1M in Revenues (Last Twelve Months)	283	305	311	318	329

(*) Represents customers with more than $100,000 in revenues in the last twelve months.

Investor Relations Contact:

Arturo Langa, Globant

investors@globant.com

+1 (877) 215-5230

Media Contact:

Wanda Weigert, Globant

pr@globant.com

+1 (877) 215-5230

Source: Globant